Exhibit 12.1
Federal Home Loan Bank of Des Moines
Computation of Earnings to Fixed Charges
(numbers in thousands)

	For Years Ended December 31,
	2009	2008	2007	2006	2005

Earnings:
Income before assessments	$198,685	$173,354	$138,951	$121,969	$301,427
Fixed charges	1,236,655	2,123,241	2,290,122	2,057,440	1,584,715

Total earnings	1,435,340	2,296,595	2,429,073	2,179,409	1,886,142

Fixed Charges:
Interest expense:
Interest expense on consolidated obligations	1,233,529	2,097,627	2,210,267	1,990,300	1,538,462
Interest expense on deposits	2,389	22,181	51,363	35,173	24,338
Interest expense on borrowings from other FHLBanks	21	26	119	147	132
Interest expense on securities sold under agreement to repurchase	—	1,961	25,045	28,462	19,393
Interest expense on mandatorily redeemable capital stock	283	1,028	2,902	2,972	2,029
Interest expense on other	—	—	—	31	4

Total interest expense	1,236,222	2,122,823	2,289,696	2,057,085	1,584,358

Estimated component of net rental expense
Rent expense	1,300	1,254	1,279	1,064	1,070
Factor (1/3) (1)	33.33%	33.33%	33.33%	33.33%	33.33%

Estimated component of net rental expense	433	418	426	355	357

Total fixed charges	1,236,655	2,123,241	2,290,122	2,057,440	1,584,715

Ratio of earnings to fixed charges	1.16	1.08	1.06	1.06	1.19

(1)	Represents one-third of rental expense related to the Bank’s operating leases.